

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 88701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
C20945-2002
Document Number:
20050085501-66

Date Filed:
3/28/2005 3:12:53 PM
In the office of

Dean Heller

Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation:

SEASIDE EXPLORATION, INC.

2. The articles have been amended as follows (provide article numbers, if available):

Articles I has been amended as follows:

I. The name of the Corporation is;   SKY PETROLEUM, INC.

Article VI has been amended to change the first Paragraph to read:

Section 1. Authorized Shares. The total number of shares which this corporation is authorized to issue is 150,000,000 shares of Common Stock of $.001 par value and 10,000,000 shares of Preferred Stock of $.001 par value.

The balance of the Articles of Incorporation shall remain in effect with no amendment thereto.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: majority

4. Effective date of filing (optional): [ ] *(must not be later than 90 days after the certificate is filed)*

5. Officer Signature (required): *David T. M____*

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.   Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03